UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41647

Ohmyhome Limited

(Exact name of registrant as specified in its charter)

243 Alexandra Road

#02-01 BS Centre

Singapore 159932

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On January 6, 2026, Ohmyhome Limited (the “Company”) held the Company’s Extraordinary General Meeting of the Shareholders (the “Meeting”) at 10:00 a.m. local time at 243 Alexandra Road, #02-01 BS Centre, Singapore 159932. Four items of business were acted upon by the Company’s shareholders at the Meeting, each of which was approved by the shareholders. The voting results were as follows:

Proposal No. 1.

RESOLVED as an ordinary resolution, that

A.

i.	a share consolidation of all of the authorized, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the “Shares”) be and is hereby approved at a ratio of not less than two to one (2:1) and not more than two hundred and fifty to one (250:1) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion at any one time or multiple times during a period of up to three (3) years from the date of the Extraordinary General Meeting of the Shareholders of the Company held on January 6, 2026 (the “Meeting”), in each case, at such consolidation ratio and effective time as the Board may determine in its sole discretion (together, the “Share Consolidations”, and each, a “Share Consolidation”); provided however, that the accumulated consolidation ratio for any and all such Share Consolidations shall be no less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of each class as set out in the Company’s current amended and restated memorandum and articles of association;

ii.	no fractional Shares be issued in connection with any Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Shares to be issued to shareholders of the Company to round up any fractions of Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation; and

B.	any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation(s), if and when deemed advisable by the Board, in its sole discretion.

For	Against	Abstain
92,554,580	14,477	69

Proposal 2:

RESOLVED as an ordinary resolution, that

A.	the authorized share capital of the Company be and is hereby from US$75,000,000 divided into 6,750,000,000 Class A ordinary shares of par value US$0.01 each, and 750,000,000 Class B ordinary shares of par value US$0.01 each, to US$7,500,000,000 divided into 675,000,000,000 Class A ordinary shares of par value US$0.01 each and 75,000,000,000 Class B ordinary shares of par value US$0.01 each by the creation of an additional into 668,250,000,000 Class A ordinary shares of par value US$0.01 each and 74,250,000,000Class B ordinary shares of par value US$0.01 each (the “Share Capital Increase”); and

B.	any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Capital Increase, if and when deemed advisable by the Board, in its sole discretion.

For	Against	Abstain
92,554,761	14,190	176

Proposal 3:

RESOLVED as a special resolution, that subject to and immediately following the Share Capital Increase being effected, that

A.	clause 8 of the Company’s existing memorandum of association be and is hereby deleted in its entirety and be and is hereby replaced with the following new clause 8:

“8. The share capital of the Company is US$7,500,000,000divided into (a) 675,000,000,000 Class A Ordinary Shares with a par value of US$0.01 each and (b) 75,000,000,000 Class B Ordinary Shares with a par value of US$0.01 each, of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”; and

B.	Article 3(1) of the Company’s existing articles of association be and is hereby deleted in its entirety and be and is hereby replaced with the following new Article 3(1):

“3 (1) The share capital of the Company at the date on which these Articles come into effect shall be US$7,500,000,000 divided into (a) 675,000,000,000 Class A Ordinary Shares with a par value of US$0.01 each and (b) 75,000,000,000Class B Ordinary Shares with a par value of US$0.01 each.”;

C.	the Third Amended and Restated Memorandum and Articles of Association of the Company as set forth in Annex A to the Proxy Statement (the “Third Amended and Restated Memorandum and Articles of Association”) be and are hereby adopted in substitution for, and to the entire exclusion of, the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect; and

D.	any one director or officer or the registered office provider of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Capital Increase including, without limitation, making all such filings as may be required with the Registrar of Companies in the Cayman Islands.

For	Against	Abstain
92,554,719	14,229	179

Proposal 4:

RESOLVED as an ordinary resolution, that the Board, or any member thereof in its sole discretion, be and hereby is authorized to adjourn the Meeting to a later date or dates, or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

For	Against	Abstain
92,555,920	13,036	171

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2026

Ohmyhome Limited

	By:	/s/ Novianto Tjhin
	Name:	Novianto Tjhin
	Title:	Co-Chief Executive Officer

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